UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
___________________________________________
Eastman Kodak Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title and Class of Securities)
277461406
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
225 Liberty Street, Suite 4210
New York, NY 10281
(212) 782-3480

Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2023
(Date of Event Which Requires Filing of Statement)
___________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,706,318*
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,706,318*
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,706,318*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.7%**
(14)	Type of Reporting Person (See Instructions): PN, IA
* **
See Item 5.
Based on 79,343,371 shares of Common Stock of Eastman Kodak Company (the “Issuer”) outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,706,318*
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,706,318*
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,706,318*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.7%**
(14)	Type of Reporting Person (See Instructions): OO, HC
* **	See Item 5. Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,706,318*
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,706,318*
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,706,318*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.7%**
(14)	Type of Reporting Person (See Instructions): OO, HC
* **	See Item 5. Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 197,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 197,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 197,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.3%*
(14)	Type of Reporting Person (See Instructions): OO
*	Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 197,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 197,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 197,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.3%*
(14)	Type of Reporting Person (See Instructions): PN
*	Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 197,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 197,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 197,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 0.3%*
(14)	Type of Reporting Person (See Instructions): OO
*	Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Investment Holdings II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,487,872
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,487,872
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,487,872
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.4%*
(14)	Type of Reporting Person (See Instructions): OO
*	Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund II LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,909,266
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,909,266
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,909,266
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 2.4%*
(14)	Type of Reporting Person (See Instructions): PN
*	Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis GP II LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,909,266
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,909,266
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,909,266
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 2.4%*
(14)	Type of Reporting Person (See Instructions): OO
*	Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis Capital Partners Master Fund III LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,578,606
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,578,606
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,578,606
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 2.0%*
(14)	Type of Reporting Person (See Instructions): PN
*	Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Kennedy Lewis GP III LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,578,606
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,578,606
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,578,606
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 2.0%*
(14)	Type of Reporting Person (See Instructions): OO
*	Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,706,318*
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,706,318*
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,706,318*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.7%**
(14)	Type of Reporting Person (See Instructions): IN, HC
* **	See Item 5. Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Schedule 13D

CUSIP No. 277461406

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,706,318*
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,706,318*
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,706,318*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 4.7%*
(14)	Type of Reporting Person (See Instructions): IN, HC
* **	See Item 5. Based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Kennedy Lewis Management LP (the “Adviser”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”), Kennedy Lewis Investment Holdings LLC (“Holdings I”), Kennedy Lewis Investment Holdings II LLC (“Holdings II”), Kennedy Lewis Capital Partners Master Fund LP (“Master Fund I”), Kennedy Lewis GP LLC (“Fund I GP”), Kennedy Lewis Capital Partners Master Fund II LP (“Master Fund II”), Kennedy Lewis GP II LLC (“Fund II GP”), Kennedy Lewis Capital Partners Master Fund III LP (“Master Fund III”), Kennedy Lewis GP III LLC (“Fund III GP”), Darren Richman and David Chene (collectively, the “Reporting Persons”) on March 28, 2022, as amended by Amendment No. 1 filed on July 7, 2023. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:
Convertible Notes Repurchase
As previously disclosed, on June 30, 2023, certain funds affiliated with Kennedy Lewis Management, as lenders, the other lenders thereto, and Alter Domus (US) LLC, as administrative agent, entered into an amendment (the “Term Loan Amendment”) with the Issuer and certain of its subsidiaries, in order to amend and restate the Term Loan Credit Agreement pursuant to which the lenders agreed, subject to certain terms and conditions, to provide term loans in an aggregate principal amount of $450,000,000 (the “Refinancing Term Loans”). On July 21, 2023, the transactions pursuant to the Term Loan Amendment were consummated and in connection with the consummation of such transactions, the Convertible Notes held by Master Fund I and Master Fund II were repaid in full, plus accrued paid-in-kind or unpaid cash interest, by the Issuer (the “Convertible Notes Repurchase”). No Convertible Notes remained outstanding following the consummation of the Convertible Notes Repurchase.
Amendment to Board Rights Agreement
As previously disclosed, on June 30, 2023, in connection with the execution of the Term Loan Amendment, the Issuer and Kennedy Lewis Management entered into an amendment to the Board Rights Agreement (the “Board Rights Agreement Amendment”) pursuant to which, subject to the effectiveness of the Term Loan Amendment, Kennedy Lewis Management’s right to nominate one individual for election as a director at each annual or special meeting of the Issuer’s shareholders shall last until such time as Kennedy Lewis Management’s affiliated funds cease to hold at least $200 million of the original principal amount of Refinancing Term Loans.  On July 21, 2023, the Board Rights Agreement Amendment became effective.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 79,343,371 shares of Common Stock of the Issuer outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023. The Adviser, KLM, Kennedy Lewis Management and Messrs. Richman and Chene may be deemed the beneficial owner of 21,446 shares of Common Stock issued to Mr. Richman as restricted stock that has since vested or upon the vesting of restricted stock units granted by the Issuer to Mr. Richman due to Mr. Richman’s service as a member of the Board (the “Director Shares”).  Mr. Richman holds the Director Shares for the benefit of Master Fund I and Master Fund II. Because Mr. Richman serves on the Board as a representative of the Funds and their affiliates, Mr. Richman does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position and Master Fund I and Master Fund II are entitled to an indirect proportionate pecuniary interest in any securities granted to Mr. Richman by the Issuer in respect of Mr. Richman's Board position.

The Funds delegated to the Adviser voting and investment power over the securities held by the Funds pursuant to an Investment Management Agreement with the Funds. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of Kennedy Lewis Management, and managing members of each of Holdings I and Holdings II, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Funds. Each of the Funds may be deemed the beneficial owner of the Common Stock such Fund holds.  Fund I GP, as general partner of Master Fund I and Holdings I, as managing member of Fund I GP, may be deemed beneficial owners of the Common Stock held by Master Fund I.  Fund II GP, as general partner of Master Fund II and Holdings II, as managing member of Fund II GP, may be deemed beneficial owners of the Common Stock held by Master Fund II.  Fund III GP, as general partner of Master Fund III and Holdings II, as managing member of Fund III GP, may be deemed beneficial owners of the Common Stock held by Master Fund III.
(c) The disclosure in Item 4 is incorporated herein by reference.  Except as disclosed in this Schedule 13D, as amended, there have been no transactions in the Issuer’s Common Stock by or on behalf of the Reporting Persons during the past sixty days.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. Other than the Director Shares, all securities reported in this Schedule 13D are directly held by the Funds, investment management clients of the Adviser. The economic benefit of the Director Shares is indirectly provided to Master Fund I and Master Fund II. The investors in the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds in accordance with their respective investment percentages in the Funds.
(e) On July 21, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of July 27, 2023

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KENNEDY LEWIS INVESTMENT HOLDINGS LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS INVESTMENT HOLDINGS II LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND LP

By:	Kennedy Lewis GP LLC, its general partner
By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP LLC

By:	Kennedy Lewis Investment Holdings LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND II LP

By:	Kennedy Lewis GP II LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP II LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS CAPITAL PARTNERS MASTER FUND III LP

By:	Kennedy Lewis GP III LLC, its general partner
By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

KENNEDY LEWIS GP III LLC

By:	Kennedy Lewis Investment Holdings II LLC, its managing member

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Authorized Person

By:	/s/ Darren Richman

By:	/s/ David Chene